BRANDES INVESTMENT TRUST

SHAREHOLDER SERVICES PLAN

This constitutes the Shareholder Services Plan (“Plan”) with respect to each of the Brandes Institutional Core Plus Fixed Income Fund (the “Core Plus Fund”) and Brandes Institutional Enhanced Income Fund (the “Enhanced Income Fund”, and together with the Core Plus Fund, the “Fixed Income Funds”) series of Brandes Investment Trust (the “Trust”), a Delaware statutory trust.

Section 1.       The Trust, on behalf of each Fixed Income Fund, will pay to securities broker-dealers, retirement plan sponsors and administrators, banks and their affiliates, and other institutions and service professionals which shall from time to time serve in accordance with a written contract as shareholder servicing agent of such Fixed Income Fund (each, a “Servicing Agent”), an annual fee (the “Shareholder Servicing Fee”) for non-distribution services rendered and expenses borne by the Servicing Agent in connection with the provision of certain services by the Servicing Agent to its clients (“Clients”) who are beneficial owners of Class I, Class E and Class S (each a “Class”) shares of beneficial interest (“Shares”) of such Fixed Income Fund.  The Shareholder Servicing Fee shall be the following portion of the Fixed Income Fund’s average daily net assets attributable to each Class of Shares of such Fixed Income Fund held by Clients of the Servicing Agent:  Class I – up to 0.05%; Class E – up to 0.25%; and Class S – up to 0.25%.  Such services may include, without limitation:  (i) transfer agent and sub-transfer agent services for Clients with respect to Shares, (ii) aggregating and processing Share purchase, exchange and redemption orders for Clients, (iii) investing, or causing to be invested, the assets of Clients’ accounts in Shares pursuant to specific or pre-authorized instructions, (iv) establishing and maintaining accounts and records relating to Clients who invest in Shares of a Fixed Income Fund, (v) providing beneficial owners of Shares who are not record owners with statements showing their positions in such Fixed Income Fund, (vi) processing dividend and distribution payments for Shares, (vii) arranging for bank wires, (viii) responding to Client inquiries relating to the services performed by any Servicing Agent, (ix) providing sub-accounting services with respect to Shares beneficially owned by Clients or the information to the Trust necessary for sub-accounting services, (x) preparing any necessary tax reports or forms on behalf of Clients, (xi) if required by law, forwarding shareholder communications, such as proxies, annual and semi-annual shareholder reports, dividend, distribution and tax notices, and updated prospectuses to Clients, (xii) receiving, tabulating and transmitting proxies executed by Clients, and (xiii) providing such other similar services as the Trust may reasonably request to the extent a Servicing Agent is permitted to do so under applicable statues, rules and regulations (collectively, the “Shareholder Services”).

Section 2.       For purposes of determining the amounts payable under this Plan, the value of a Fixed Income Fund’s net assets shall be computed in the manner specified in Fixed Income Funds’ prospectus and statement of additional information as then in effect for the computation of the value of each such Fixed Income Fund’s net assets.

Section 3.       Management of the Trust shall provide the Board of Trustees of the Trust (the “Board”), at least quarterly, with a written report of all amounts expended pursuant to this Plan.  The report shall state the purpose for which the amounts were expended.

Section 4.       This Plan shall continue in full force and effect upon approval and adoption by the Board and shall continue thereafter automatically for successive annual periods provided such continuance is approved by a majority of the Board.  This Plan may be amended at any time by the Board, provided that any material amendments of the terms of this Plan shall become effective only upon the approval by a majority of the Board.  This Plan is terminable without penalty at any time by the Board.

Section 5.       The Board has adopted this Plan effective as of January 1, 2008.